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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4 )*


                         Physicians Resource Group, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                    71941S101
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                                 (CUSIP Number)


                                David Meyer, M.D.
                            825 Ridge Lake Boulevard
                            Memphis, Tennessee 38120
                                 (901) 767-5392
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  July 27, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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     The Schedule 13D filed by David Meyer, M.D. with the Securities and
Exchange Commission, as amended by Amendments No. 1, No. 2 and No. 3, is further amended as set forth below:

ITEM 4:  PURPOSE OF TRANSACTION

     Dr. Meyer and the Company have entered into a Letter of Intent dated July 25, 1998 ("LOI"), which sets forth the intention of Dr. Meyer, on behalf of the providers, and the Company relating to a proposed restructure of the Company including the following:

          (1) A tender offer (in compliance with applicable law) for at least 10,000,000 shares of the Common Stock (which may be increased to the extent necessary, up to 30,000,000 shares, so that all stockholders who wish to sell will have the opportunity to do so) for a cash price of $5.00 per share;

          (2) The restructure of the Company's management service agreements and other contractual relationships with the physicians and other providers affiliated with the Company;

          (3) The resolution and settlement of certain accounts payable and receivable between the Company and several of the providers affiliated with the Company;

          (4) Upon satisfactory resolution of outstanding issues and negotiation of acceptable restructure documents, the transfer of operating assets of the ophthalmic and optometric practices affiliated with the Company from the Company back to the owners of those practices; and

          (5) Upon satisfactory resolution of outstanding issues and negotiation of acceptable restructure documents, the transfer of an interest in the ambulatory surgery centers in which the Company owns an interest back to providers.

     Before the Company's execution and delivery of the LOI, the Company's board of directors unanimously authorized the execution of the LOI. As noted in the LOI, Dr. Meyer has no desire to conclude a transaction unless a majority of the members of the Company's board of directors believe in good faith that the stockholders and the bondholders of the Company are treated fairly.

     The foregoing is intended to be only a summary of the LOI. The LOI is attached to this Schedule 13D as an Exhibit and is incorporated into this Item 4 by reference.

     Dr. Meyer has begun communications with providers affiliated with the Company and other investors related to participation in such tender offer. Upon entering into agreements with any participants, Dr. Meyer anticipates that he and such participants will file an amendment to this Schedule 13D to report (i) the formation of a group as of the date of such agreements and (ii) any other material changes.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information described in Item 4 of this Amendment No. 4 to the Schedule 13D is incorporated into this Item 6 by reference.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS.

     c. Letter of Intent between Dr. Meyer and the Company dated July 25, 1998.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 29, 1998                                     /s/ DAVID MEYER, M.D.
                                             -----------------------------------
                                                      David Meyer, M.D.



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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                               EXHIBIT
-------                              -------
  7.c.              Letter of Intent between Dr. Meyer and the Company dated
                    July 25, 1998.